May 14, 2020
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:             Division of Corporation Finance,
Office of Technology

VIA EDGAR

Re:         Perion Network Ltd. (the “Company”)
Registration Statement on Form F-3 (the “Registration Statement”)
Filed on May 6, 2020
File No. 333-238020

Dear Madam or Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effectiveness of the registration statement on Form F-3 (File No. 333-238020) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 04:00 p.m., Eastern Time, on May 15, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by email to our counsel, Meitar Law Offices, Dr. Shachar Hadar, Esq. at shacharh@meitar.com and Jonathan M. Nathan, Esq. at jonathann@meitar.com.

Sincerely, /s/ Maoz Sigron Maoz Sigron Chief Financial Officer Perion Network Ltd.